Exhibit 99.7

Linkers Industries Limited Announces Pricing of Initial Public Offering and Listing on Nasdaq

New York, Dec. 05, 2024 (GLOBE NEWSWIRE) -- Linkers Industries Limited (Nasdaq: LNKS) (the “Company”), a manufacturer and a supplier of wire/cable harnesses with operation in Malaysia, today announced the pricing of its initial public offering (the “Offering”) of 1,900,000 Class A ordinary shares (the “Class A Ordinary Shares”), at a price of $4.00 per Ordinary Share (the “Offering Price”). The Class A Ordinary Shares are expected to begin trading on the Nasdaq Capital Market on December 5, 2024 under the symbol “LNKS”.

The Offering is expected to close on December 6, 2024, subject to the satisfaction of customary closing conditions. The Company intends to use the net proceeds to acquire companies and/or form joint ventures within the value chain of the wire/cable harnesses industry; to purchase machinery/equipment; to promote marketing and set up global sales offices, particularly in the U.S.; and to fund working capital.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 285,000 Class A Ordinary Shares of the Company, at the Offering Price, less underwriting discounts.

The Offering is conducted on a firm commitment basis. R. F. Lafferty & Co., Inc. is acting as the representative of the underwriters, with Revere Securities LLC acting as the co-underwriter (collectively, the “Underwriters”). Loeb & Loeb LLP is acting as the U.S. legal counsel to the Company and VCL Law LLP is acting as the U.S. legal counsel to the Underwriters for the Offering.

The Offering is being conducted pursuant to the Company’s Registration Statement on Form F-1 (File No. 333-279752), as amended, previously filed with, and subsequently declared effective by the U.S. Securities and Exchange Commission (the “SEC”) on December 3, 2024. The Offering is being made only by means of a prospectus, forming a part of the registration statement. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, electronic copies of the prospectus relating to the Offering may be obtained, when available, from R. F. Lafferty & Co., Inc., by email at offerings@rflafferty.com, by standard mail to R. F. Lafferty & Co., Inc., 40 Wall Street, 27th Floor, New York, NY 10005 USA, or from Revere Securities LLC by email at contact@reveresecurities.com, by standard mail to Revere Securities LLC, 560 Lexington Avenue, 16th Floor, New York, NY 10022, or by telephone at +1 (212) 688-2350.

Before you invest, you should read the registration statement, the prospectus and other documents the Company has filed or will file with the SEC for more information about the Company and the Offering. This press release has been prepared for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, and no sale of these securities may be made in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction.

About Linkers Industries Limited

Linkers Industries Limited is a manufacturer and a supplier of wire/cable harnesses with manufacturing operations in Malaysia and have more than 20 years’ experience in the wire/cable harnesses industry. The Company offers customized wire harness for different applications and electrics designs. Our customers are generally global brand name manufacturers and original equipment manufacturers (“OEMs”) in the home appliances, industrial products and automotive industries that are mainly based in the Asia Pacific Region.

FORWARD-LOOKING STATEMENTS

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations, including the trading of its Ordinary Shares or the closing of the Offering. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Contacts

Linkers Industries Limited Investor Relations Contact:

Lot A99, Jalan 2A-3, A101 & A102, Jalan 2A,
Kawasan Perusahaan MIEL Sungai Lalang,
08000 Sungai Petani, Kedah Darul Aman, Malaysia
Tel : +60 4 4417802
Email: linkers.ir@linkers-hk.com